UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SmartRent, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

83193G107

(CUSIP Number)

Real Estate Technology Ventures

Attn: Jacob Zornes, Chief Financial Officer

136 Heber Ave, Suite 304

Park City, UT 84060

(801) 823-1216

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of Class A Common Stock
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Real Estate Technology Ventures Associates, L.P. (“RET Associates I”), Real Estate Technology Ventures, L.P. (“RET Fund I”), Real Estate Technology Ventures-A, L.P. (“RET Fund I-A”), RET Ventures SPV I, L.P. (“RET SPV I”), RETV GP, LLC (“RET GP I”), Real Estate Technology Ventures II, L.P. (“RET Fund II”), Real Estate Technology Ventures Associates II, L.P. (“RET Associates II”), RETV GP II, LLC (“RET GP II”), John Helm (“Helm”) and Christopher Yip (“Yip” and, with RET Associates I, RET Fund I, RET Fund I-A, RET SPV I, RET GP I, RET Fund II, RET Associates II, RET GP II and Helm, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons RET Ventures SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons RETV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons Real Estate Technology Ventures Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons RETV GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 83193G107
1.	Names of Reporting Persons John Helm
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,279,320 shares of Class A Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,279,320 shares of Class A Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,279,320 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% of Class A Common Stock (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This calculation is based on 198,348,473 shares of Class A Common Stock outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed on November 10, 2022 with the SEC.

CUSIP No. 83193G107
1.	Names of Reporting Persons Christopher Yip
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,449,284 shares of Class A Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,449,284 shares of Class A Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,284 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7% of Class A Common Stock (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This calculation is based on 198,348,473 shares of Class A Common Stock outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed on November 10, 2022 with the SEC.

Explanatory Note: This Amendment No. 8 (the “Amendment”), which further amends the Schedule13D filed with the SEC on March 14, 2022 as amended on May 31, 2022, June 28, 2022, August 5, 2022, November 15, 2022, January 25, 2023, February 3, 2022 and February 7, 2023 (the “Original Schedule 13D”), is being filed on behalf of Real Estate Technology Ventures Associates, L.P. (“RET Associates I”), Real Estate Technology Ventures, L.P. (“RET Fund I”), Real Estate Technology Ventures-A, L.P. (“RET Fund I-A”), RET Ventures SPV I, L.P. (“RET SPV I”), RETV GP, LLC (“RET GP I”), Real Estate Technology Ventures II, L.P. (“RET Fund II”), Real Estate Technology Ventures Associates II, L.P. (“RET Associates II”), RETV GP II, LLC (“RET GP II”), John Helm (“Helm”) and Christopher Yip (“Yip” and, with RET Associates I, RET Fund I, RET Fund I-A, RET SPV I, RET GP I, RET Fund II, RET Associates II, RET GP II and Helm, collectively, the “Reporting Persons”) in respect of the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of SmartRent, Inc., a Delaware corporation (the “Issuer” and also “SmartRent”). This Amendment is being filed by the Reporting Persons to report the sale and the distributions in kind of Class A Common Stock on February 15, 2023. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On February 15, 2023, RET SPV I sold 19,498 shares of Class A Common Stock at a price of $2.904 per share in an open market transaction.

On February 15, 2023, RET SPV I made a pro rata in-kind distribution for no additional consideration of an aggregate of 1,386,338 shares of Class A Common Stock to its general partner and limited partners. Of the shares distributed by RET SPV I, RET Associates I, RET Fund I, RET Fund I-A, RET GP I, RET Fund II and RET Associates II received 4,566; 269,006; 69,724; 52,479; 335,502 and 7,793 shares respectively.

On February 15, 2023, RET Associates I made a pro rata in-kind distribution for no additional consideration of 83,489 shares of Class A Common Stock to its limited partners.

On February 15, 2023, RET Fund I made a pro rata in-kind distribution for no additional consideration of 4,788,520 shares of Class A Common Stock to its general partner, RET GP I, and its limited partners. Of the shares distributed by RET Fund I, RET GP I received 917,148 shares.

On February 15, 2023, RET Fund I-A made a pro rata in-kind distribution for no additional consideration of 1,108,548 shares of Class A Common Stock to its general partner, RET GP I, and its limited partners. Of the shares distributed by RET Fund I-A, RET GP I received 188,454 shares.

On February 15, 2023, RET Fund II made a pro rata in-kind distribution for no additional consideration of 404,242 shares of Class A Common Stock to its general partner, RET GP II, and its limited partners. Of the shares distributed by RET Fund II, RET GP II received 4,042 shares.

On February 15, 2023, RET Associates II made a pro rata in-kind distribution for no additional consideration of 9,411 shares of Class A Common Stock to its limited partners.

On February 15, 2023, RET GP I made a pro rata in-kind distribution for no additional consideration of 1,158,081 shares of Class A Common Stock to its members. Of the shares distributed by RET GP I, Helm and Yip received 814,538 and 274,364 shares respectively.

On February 15, 2023, RET GP II made a pro rata in-kind distribution for no additional consideration of 4,042 shares of Class A Common Stock to its members. Of the shares distributed by RET GP II, Helm and Yip received 2,159 and 1,440 shares respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 15, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
RET Associates I	0	0	0	0	0	0	0.0%

RET Fund I	0	0	0	0	0	0	0.0%

RET Fund I-A	0	0	0	0	0	0	0.0%

RET SPV I (1)	0	0	0	0	0	0	0.0%

RET GP I (1)	0	0	0	0	0	0	0.0%

RET Fund II	0	0	0	0	0	0	0.0%

RET Associates II	0	0	0	0	0	0	0.0%

RET GP II	0	0	0	0	0	0	0.0%

Helm (1)	4,279,320	4,279,320	0	4,279,320	0	4,279,320	2.2%

Yip	1,449,284	1,449,284	0	1,449,284	0	1,449,284	0.7%

(1)	This calculation is based on 198,348,473 shares of Class A Common Stock outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed on November 10, 2022 with the SEC.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock on February 15, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2023

Real Estate Technology Ventures Associates, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures-A, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RET Ventures SPV I, L.P.

By:	RETV GP, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RETV GP, LLC

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures II, L.P.

By:	RETV GP II, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

Real Estate Technology Ventures Associates II, L.P.

By:	RETV GP II, LLC
its	General Partner

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

RETV GP II, LLC

By:	/s/ John Helm
Name: John Helm
Title: Managing Director

/s/ John Helm
John Helm

/s/ Christopher Yip
Christopher Yip

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).